CONFIRMATION OF RECEIPT OF ELECTION FORM

This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in the Symyx Technologies, Inc. (the “Company”) Offer to Exchange Outstanding Options to Purchase Common Stock, dated August 12, 2008 (the “Offer”).  This email does not serve as a formal acceptance by the Company of the Eligible Option Grants designated on your Election Form for exchange.  The procedure for acceptance of Eligible Option Grants for exchange is described in the documents setting forth the terms of the Offer (the “Offer Documents”) previously made available to you.

Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 5:00 p.m., U.S. Pacific Time, on September 10, 2008 (the “Expiration Date”), unless the Company decides to extend the expiration of the Offer to a later date. Withdrawals must be submitted to Global Shares according to the instructions set forth in the Notice of Withdrawal.  Changes to your election must be submitted to Global Shares by completing a new Election Form in accordance with the instructions set forth in the Election Form.  Copies of the Offer Documents, as well as the Notice of Withdrawal and the Election Form, be found on our intranet website.

If you cannot use the intranet website or have any questions about the Offer, please contact Jim Vidano at exchangeoffer@symyx.com or Global Shares at Symyx@GlobalShares.com.